UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2023

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 21, 2023, Tiziana Life Sciences LTD (the “Company”) issued a press release, disclosing the receipt of a notice (the “Notice”) on July 19, 2023 from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not currently in compliance with the $1.00 Minimum Bid Price Requirement for continued listing of the Company’s common shares on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 days, or until January 16, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Company’s ordinary share’s meet or exceed $1.00 per ordinary share for at least ten consecutive business days.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: July 21, 2023	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Service Announcement, dated July 21, 2023

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